April 2, 2025

Junjie Zhang
Chief Executive Officer
Chagee Holdings Limited
Tower B, Hongqiao Lianhe Building
No. 99 Kaihong Road
Changning District, Shanghai
People   s Republic of China, 200051

       Re: Chagee Holdings Limited
           Registration Statement on Form F-1
           Filed March 25, 2025
           File No. 333-286081
Dear Junjie Zhang:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed March 25, 2025
Description of Share Capital
Ordinary Shares
Conversion Rights, page 156

1. Please disclose the circumstances under which conversion of the Class B ordinary shares into Class A ordinary shares is mandatory, as set forth in
Section 59(d)(ii) of
       the Fourth Amended and Restated Memorandum and Articles of Association. Provide
       this disclosure where you discuss the dilution risks associated with your dual-class share structure at page 66 as well.
 April 2, 2025
Page 2
Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
(hh) Segment Reporting, page F-26

2. You state on page F-27 that you have adopted ASU 2023-07 in the consolidated financial statements for the year ended December 31, 2024. Please tell us your consideration for disclosing the information required in ASC 280-10-50-20 through
       50-31.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Stephen Kim at 202-551-3291 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Li He